UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPORTSMAN'S WAREHOUSE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84920Y106

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.84920Y106	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,563,040
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,563,040

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,040
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 84920Y106	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,563,040
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,563,040

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,040
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 84920Y106	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,563,040
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,563,040

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,040
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 84920Y106	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,563,040
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,563,040

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,040
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on January 6, 2021, (as amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

During the 60 days preceding the date of the filing of this Statement, the Reporting Persons sold 818,708 Shares reported herein, which consists of 760,830 Shares sold for the benefit of Constellation Fund and 57,878 Shares sold for the benefit of Systematic Master Fund.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The Company reported in their Schedule 14A filed on April 9, 2021 that 43,719,687 Shares were issued and outstanding as of April 6, 2021.

(a)            As of May 14, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,563,040 Shares, which consisted of (i) 1,298,885 Shares held for the benefit of PRA Master Fund, (ii)  991,344 Shares held for the benefit of Constellation Fund; and (iii)  272,811 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.86% of the Shares.

(b)            As of May 14, 2021, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,563,040 Shares, which consisted of (i) 1,298,885 Shares held for the benefit of PRA Master Fund, (ii)  991,344 Shares held for the benefit of Constellation Fund; and (iii)  272,811 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.86% of the Shares

(c)            Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     May 18, 2021

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
3/25/2021	10,500	17.25590(3)
3/26/2021	10,500	17.30698(4)
3/26/2021	7,300	17.16466(5)
3/30/2021	7,500	17.23160(6)
3/31/2021	7,419	17.43607(7)
4/16/2021	4,000	17.55338(8)
4/19/2021	42,800	17.51727(9)
4/20/2021	38,600	17.49970(10)
4/21/2021	45,000	17.52654(11)
4/22/2021	42,200	17.54675(12)
4/23/2021	44,100	17.57476(13)
4/26/2021	43,100	17.56672(14)
4/27/2021	43,100	17.54673(15)
4/28/2021	42,600	17.58742(16)
4/29/2021	53,200	17.61059(17)
4/30/2021	54,154	17.57503(18)
5/3/2021	32,300	17.60630(19)
5/4/2021	31,900	17.62654(20)
5/5/2021	33,600	17.63295(21)
5/6/2021	31,500	17.65729(22)
5/7/2021	32,900	17.69358(23)
5/10/2021	32,100	17.74951(24)
5/11/2021	32,100	17.65710(25)
5/12/2021	31,800	17.59810(26)
5/13/2021	32,200	17.60218(27)
5/14/2021	32,235	17.68999(28)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average sale price of $17.25590 per share, at prices ranging from $17.19 to $17.33 per share.

(4) Reflects a weighted average sale price of $17.30698 per share, at prices ranging from $17.20 to $17.44 per share.

(5) Reflects a weighted average sale price of $17.16466 per share, at prices ranging from $17.10 to $17.28 per share.

(6) Reflects a weighted average sale price of $17.23160 per share, at prices ranging from $17.10 to $17.33 per share.

(7) Reflects a weighted average sale price of $17.43607 per share, at prices ranging from $17.24 to $17.5552 per share.

(8) Reflects a weighted average sale price of $17.55338 per share, at prices ranging from $17.51 to $17.6055 per share.

(9) Reflects a weighted average sale price of $17.51727 per share, at prices ranging from $17.41 to $17.58 per share.

(10) Reflects a weighted average sale price of $17.49970 per share, at prices ranging from $17.45 to $17.5664 per share.

(11) Reflects a weighted average sale price of $17.52654 per share, at prices ranging from $17.47 to $17.56 per share.

(12) Reflects a weighted average sale price of $17.54675 per share, at prices ranging from $17.51 to $17.61 per share.

(13) Reflects a weighted average sale price of $17.57476 per share, at prices ranging from $17.55 to $17.59 per share.

(14) Reflects a weighted average sale price of $17.56672 per share, at prices ranging from $17.53 to $17.64 per share.

(15) Reflects a weighted average sale price of $17.54673 per share, at prices ranging from $17.50 to $17.62 per share.

(16) Reflects a weighted average sale price of $17.58742 per share, at prices ranging from $17.55 to $17.62 per share.

(17) Reflects a weighted average sale price of $17.61059 per share, at prices ranging from $17.60 to $17.6467 per share.

(18) Reflects a weighted average sale price of $17.57503 per share, at prices ranging from $17.5479 to $17.63 per share.

(19) Reflects a weighted average sale price of $17.60630 per share, at prices ranging from $17.55 to $17.6478 per share.

(20) Reflects a weighted average sale price of $17.62654 per share, at prices ranging from $17.56 to $17.66 per share.

(21) Reflects a weighted average sale price of $17.63295 per share, at prices ranging from $17.58 to $17.69 per share.

(22) Reflects a weighted average sale price of $17.65729 per share, at prices ranging from $17.58 to $17.73 per share.

(23) Reflects a weighted average sale price of $17.69358 per share, at prices ranging from $17.60 to $17.80 per share.

(24) Reflects a weighted average sale price of $17.74951 per share, at prices ranging from $17.69 to $17.80 per share.

(25) Reflects a weighted average sale price of $17.65710 per share, at prices ranging from $17.58 to $17.71 per share.

(26) Reflects a weighted average sale price of $17.59810 per share, at prices ranging from $17.5739 to $17.64 per share.

(27) Reflects a weighted average sale price of $17.60218 per share, at prices ranging from $17.5713 to $17.65 per share.

(28) Reflects a weighted average sale price of $17.68999 per share, at prices ranging from $17.65 to $17.76 per share.